Financial Statement Request Form

Rather than receiving financial statements by mail, you may choose to access them at www.sedar.com.  If you would like to receive either interim financial statements and associated Management Discussion and Analysis and/or the annual financial statements and associated Management Discussion and Analysis, please make your selection below.

Please select one or both of the following options:

              Interim Financial Statements

              Annual Financial Statements

Name:

Address:

    Street Name & Number

Apt. or Suite

           City                                                                                 Prov or State                                                                 Country                                                                   Postal or Zip Code

Email Address:                                                             Preferred Method of Communication:  Email:             or Mail:

*Signature:                                                                                          Date:

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

ALMADEN MINERALS LTD.

1103-750 WEST PENDER STREET

VANCOUVER, BC

V6C 2T8

OR BY FAX TO:  604-689-7645

OR BY EMAIL TO:  info@almadenminerals.com